FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Press Release regarding the approval for the sale of Telefónica Móvil de Chile S.A. dated July 15, 2004.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta Kevin Kirkeby

Telefónica CTC Chile The Global Consulting Group

Tel: 562-691-3867 Tel: 646-284-9416

Fax: 562-691-2392 E-mail:

E-mail: kkirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

TELEFONICA CTC CHILE SHAREHOLDERS APPROVE SALE OF MOBILE SUBSIDIARY TO TELEFONICA MÓVILES S.A.

Santiago, Chile July 15, 2004 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "the Company") announced that at the Extraordinary Shareholders' Meeting held today, shareholders approved the sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM) with 69.1% of votes in favor of the transaction. Of the shares present at the Meeting 73.8% voted in favor of the transaction.

The sale price of US$1,250 million includes US$1,007 million for 100% of the shares, with the buyer bearing the the taxes generated by the transaction for an amount of up to US$51 million, plus all amounts owed by Telefónica Móvil de Chile to Telefónica CTC Chile. As of March 31, 2004, this intercompany debt totaled US$2431 million. The sale price will be adjusted to reflect the increase in said debt at the closing date of the transaction. The materialization of the transaction will require the acceptance by the buyer of the matters approved at the Meeting.

Additionally, shareholders approved the payment of a gross dividend of US$0.626856 per share to be charged against retained earnings. Similarly, the Board of Directors approved the distribution of an interim dividend of US$0.208952 per share, to be charged against net income for the year 2004. The total amount of approximately US$800 million for the aforementioned dividends will be paid in Chilean pesos on August 31, 2004.

Finally, shareholders also approved the modification of the Company's Investment and Financing Strategy to eliminate any reference to assets of Telefónica Móvil de Chile.

The dividend payment and the modification of the Investment and Financing Strategy are subject to the materialization of the transaction.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2004. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer